SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 8, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2008

Buenos Aires, Argentina, May 8, 2008 - Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA”) announced today its results for the first quarter period ended March 31, 2008 (“1Q08”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•	The Bank’s net income totalled Ps.151.6 million. This result was 23%, or Ps.28.4 million higher than 1Q07’s Ps.123.2 million. The annualized 1Q08 ROAE and ROAA were 22.0% and 3.0%, respectively.

•	The Bank’s net financial income was Ps.354.9 million, increasing 37% year to year (“YoY”). Operating income of Ps.177.7 million rose 27% YoY.

•
Banco Macro’s financing to the private sector showed an attractive growth of 52% YoY, or Ps.3.3 billion and 4% QoQ, or Ps.342 million. Personal loans, which represent a strategic product for the Bank, once again led private loan portfolio growth. This product grew 10% QoQ and 100% YoY.

•	Total deposits grew 7%, or Ps.961.4 million QoQ, totalling Ps.14.5 billion and representing 78% of the Bank’s liabilities. Quarterly deposit growth was led by private sector CDs (13%).

•
Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.1.83 billion (27.3% capitalization ratio). In addition, the Bank’s liquid assets remained at a high level, reaching 55.2% of total deposits.

•	The Bank´s non-performing loans to total loans ratio was 1.99% and the coverage ratio reached 128.3%.

RESULTS

Earnings per share were Ps.0.22, 23% or Ps.0.04 higher than 1Q07’s Ps.0.18.

EARNINGS PER SHARE	MACRO consolidated
	I07	II07	III07	IV07	I 08

Net income (M $)	123.2	115.3	88.0	168.7	151.6
Average shares outstanding (M)	683.9	683.9	683.9	683.9	683.2
Book value per share ($)	3.57	3.58	3.71	3.96	4.17
Earnings per share ($)	0.18	0.17	0.13	0.25	0.22

Banco Macro’s 1Q08 net income rose by 23% YoY to Ps.151.6 million from last year’s level of Ps.123.2 million. When compared to 1Q07, the bank’s operating result of Ps. 177.7 million improved 27%.

The Bank’s 1Q08 ROAE was 22.0%. Additionally, the obtained ROAE has a higher value considering the leverage of Banco Macro’s balance sheet (7.6x assets to equity ratio) was lower than the system average (9.0x) and its competitors’ average (10.5x).

INCOME STATEMENT	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I 08

Net financial income	259.6	233.8	233.0	358.7	354.9
Provision for loan losses	-17.3	-14.6	-29.8	-33.0	-28.7
Net fee income	114.7	121.1	125.6	150.6	153.3
	357.0	340.3	328.8	476.3	479.5
Administrative expense	-217.6	-229.0	-235.4	-275.0	-301.8
	139.4	111.3	93.4	201.3	177.7
Minority interest	-0.9	-0.2	-0.3	-0.6	-0.6
Net other income	-1.2	28.1	11.6	5.7	12.8
Earnings before income tax	137.3	139.2	104.7	206.4	189.9
Income tax	-14.1	-23.9	-16.7	-37.7	-38.3
NET INCOME	123.2	115.3	88.0	168.7	151.6

The Bank’s financial income of Ps.603.7 million increased 45% YoY, or Ps.186.2 million. This attractive performance was mainly driven by the increase in interest on loans and by higher securities results YoY. For 1Q08, financial income decreased 4% or Ps.26.1 million compared to 4Q07 due to lower securities’ income.

1Q08 Results	Page 2 of 18

Interest on loans rose Ps.161.0 million, or 76% YoY and represented 62% of total financial income. This performance was in line with the sustained private sector loan growth (please refer to Private Sector Financing section). In this segment, interests on “other loans” (that include personal loans) increased by 98% YoY and 16% QoQ.

Finally, CER-adjusted income decreased 9% YoY, explained by the decrease in the CPI evolution (in 1Q08, CER index was up 2.42% vs. 2.52% in 1Q07).

FINANCIAL INCOME	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I 08

Interest on cash and due from banks	5.2	2.8	6.6	5.3	2.5
Interest on loans to the financial sector	10.0	12.1	5.2	4.8	2.6
Interest on overdrafts	40.0	41.2	47.5	63.9	62.2
Interest on documents	23.9	27.9	37.1	50.2	52.6
Interest on mortgages	14.3	14.8	17.6	21.4	21.3
Interest on pledges	12.2	12.0	12.5	14.7	15.2
Interest on credit cards	11.6	13.0	13.7	17.4	20.6
Interest on other loans	100.4	115.0	140.9	171.7	198.9
Interest on other receivables from finan. interm.	4.2	4.8	5.7	3.8	6.2
Income from government & private securities (1)	126.5	86.6	84.4	191.3	139.6
Net options results	0.0	1.0	0.5	0.1	0.0
Results of guaranteed loans	8.9	8.8	14.4	2.9	9.0
CER adjustment (2)	24.6	16.7	6.3	30.5	22.4
CVS adjustment	0.4	0.5	0.4	0.3	0.2
Difference in Foreign Exchange	2.7	15.5	13.8	16.8	12.0
Other	32.6	30.4	33.4	34.7	38.4

Total financial income	417.5	403.1	440.0	629.8	603.7

(1) Income from government & private securities
LEBAC / NOBAC	99.7	69.5	73.4	173.5	133.6
Other	26.8	17.1	11.0	17.8	6.0
TOTAL	126.5	86.6	84.4	191.3	139.6

(2) CER adjustment
Guaranteed loans	21.6	14.6	5.0	28.7	20.6
Loans to the private sector	2.3	1.8	1.0	1.2	1.2
Other	0.7	0.3	0.3	0.6	0.6
TOTAL	24.6	16.7	6.3	30.5	22.4

In 1Q08, Banco Macro’s financial expenses of Ps.248.8 million climbed 58% or Ps. 91.1 million YoY. This performance was mainly driven by the increase in interest on deposits, 78% YoY, which represented 70% of total financial expenses. This can be traced to an increase in time deposits (30%) and the increase in the BADLAR average rate (8.49% in 1Q07 vs. 9.07% in 1Q08).

In addition, interest on other liabilities from financial intermediation rose Ps.14 million YoY based on the interest accrued from the Class 3 Notes issued during 2Q07.

1Q08 Results	Page 3 of 18

Finally, CER-adjusted expense decreased 26% YoY, due to the CPI evolution and the reduction on the portfolio to be adjusted.

FINANCIAL EXPENSES	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I 08

Interest on checking accounts	5.3	4.6	5.3	4.8	4.0
Interest on saving accounts	2.1	2.3	2.7	4.3	3.4
Interest on time deposits	89.7	97.7	119.3	150.7	165.7
Interest on loans from the financial sector	0.1	1.0	1.4	2.1	1.0
Interest on other loans from the financial sector	9.8	17.7	21.6	21.6	23.9
Interest on subordinated notes	13.7	12.5	11.7	12.0	11.8
Other Interest	3.0	2.8	2.6	1.4	2.6
CER adjustments (3)	15.4	10.3	7.6	10.4	11.4
Deposits guarantee fond	4.3	7.3	2.5	6.1	6.0
Other	14.3	13.3	32.3	57.6	19.0

Total Financial Expenses	157.7	169.5	207.0	271.1	248.8

(3) CER adjustments
Time deposits CER adjusted	3.5	2.5	1.8	2.4	1.2
Advance for BODEN purchase	10.8	6.9	5.1	7.0	9.1
Other	1.1	0.9	0.7	1.0	1.1
TOTAL	15.4	10.3	7.6	10.4	11.4

Banco Macro’s 1Q08’s net financial income was Ps.354.9 million, Ps.95.3 million or 37% higher than 1Q07. The operating result in the 1Q08 was Ps. 177.7 million or 27% higher than the Ps.139.4 million in the 1Q07.

Banco Macro’s net fee income of Ps.153.3 million rose by 34%, or Ps.38.6 million from last year’s level of Ps.114.7 million, explained by an increase in fees on deposit accounts, debit and credit cards, and credit related fees.

NET FEE INCOME	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I 08

Fee charges on deposit accounts	96.7	103.6	115.2	107.1	133.9
Debit and credit card income	16.5	16.9	18.1	41.1	28.1
Other fees related to foreign trade	4.3	3.8	3.9	3.9	4.1
Credit-related fees	12.9	11.7	13.6	15.8	14.3
Lease of safe-deposit boxes	3.1	3.4	3.8	3.7	3.8
Other	13.4	13.9	14.1	21.8	12.6
Total fee income	146.9	153.3	168.7	193.4	196.8

Total fee expenses	32.2	32.2	43.1	42.8	43.5

Net fee income	114.7	121.1	125.6	150.6	153.3

1Q08 Results	Page 4 of 18

In 1Q08, Banco Macro’s administrative expenses of Ps.301.8 million grew by 39% compared to 1Q07´s Ps.217.6 million. Personnel expenses climbed by 55% explained by an increase in the number of employees, the annual salary increase agreed with the Union (19.5% as of April but effective since March) and the year-end bonuses paid to employees (accounted for in 1Q08). If we excluded the year-end bonuses, SG&A expenses would grow 21.8% YoY.

Banco Macro’s efficiency ratio (expenses / net financial and fee income) remained at a level of 59%. However, had we excluded the annual bonuses, the efficiency ratio would have been 52%.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I 08

Personnel expenses	137.7	138.1	147.2	166.0	213.9
Fees to directors & statutory auditors	3.5	14.8	3.8	15.6	3.8
Other profesional fees	9.6	9.1	9.5	14.2	10.2
Advertising & publicity	9.5	10.4	13.8	16.6	10.2
Taxes	3.1	2.9	3.8	3.7	2.7
Equipment depreciation	9.8	9.9	10.5	12.5	12.9
Organization expenses amortization	3.8	4.0	4.5	5.6	6.0
Other operating expenses	35.5	35.1	37.5	36.1	39.1
Other	5.0	4.7	4.7	4.8	3.0
Total Administrative Expenses	217.6	229.0	235.3	275.1	301.8

Total Employees	7.635	7.767	7.848	7.868	7.846
Branches	429	428	428	427	426

The Bank’s net other income was Ps.14 million higher than 1Q07, mainly due to recovery of pending items (Ps.10 million) and income from sale of assets (Ps. 4 million).

NET OTHER INCOME	MACRO consolidated
Other Income	I07	II07	III07	IV07	I08
Penalty interest	1.4	1.5	2.2	2.5	2.6
Recovered loans and allowances reversed	27.4	49.1	35.7	20.9	29.8
Other	5.5	13.3	7.9	16.1	21.1
Total Other Income	34.3	63.9	45.8	39.5	53.5

Other Expense
Uncollected charges for other loans and other provisions	4.7	1.1	5.6	4.2	11.4
Difference in amparos amortization	5.7	5.9	8.7	9.0	9.0
Depreciation and loss of other assets	3.0	0.9	0.9	0.5	0.4
Goodwill amortization	2.3	2.3	2.3	2.3	2.1
Other Expense	19.8	25.6	16.7	17.8	17.8
Total Other Expense	35.5	35.8	34.2	33.8	40.7

Net Other Income	-1.2	28.1	11.6	5.7	12.8

1Q08 Results	Page 5 of 18

Finally, in 1Q08, the effective income tax rate resulted in 20% compared to the 10.3% registered in 1Q07, since after the merger of Banco Macro with Suquía, NBB was the only subsidiary with tax-loss carry forwards.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector continued growing at attractive rates (53% YoY, or Ps.3.19 billion). Aggregating the Bank’s personal financial trust and leasing portfolio, total financing increased 47% YoY, and netting the effects related to the Bank’s liquidity management policy (advances to AAA companies) increased 52% or Ps.3.32 billion YoY and 4% QoQ.

In 1Q08, the Bank’s lending portfolio expansion (YoY) resulted in a 100% increase in personal loans, or Ps.1.76 billion. It is important to highlight that Banco Macro has 90% of its personal loans extended to payroll accounts. Moreover, credit card loans increased by 45% YoY, or Ps.242.6 million.

In addition, discounted documents portfolio increased Ps.338.3 million, or 59% YoY, and other loans (where collateralized loans to SME are accounted) increased by 26% YoY, or Ps.362.2 million.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	I07	II07	III07	IV07	I08	Q to Q	Y to Y

Overdrafts (total)	1,015.3	981.5	1,437.0	1,504.7	1,259.6	-16%	24%
Overdrafts	581.1	674.5	760.2	934.8	913.2
AAA (liquidity administration)	434.2	307.0	676.8	569.9	346.4
Discounted documents	575.0	638.4	947.2	1,081.7	913.3	-16%	59%
Mortgages	447.7	477.2	575.3	619.8	621.6	0%	39%
Pledges	294.1	291.7	324.3	348.0	362.7	4%	23%
Consumer	1,761.8	2,167.3	2,763.2	3,207.5	3,521.8	10%	100%
Credit Cards	538.0	589.6	635.6	722.0	780.6	8%	45%
Others	1,379.2	1,441.1	1,584.9	1,719.0	1,741.4	1%	26%
Total credit to the private sector	6,011.1	6,586.8	8,267.5	9,202.7	9,201.0	0%	53%
Financial trusts	489.1	482.1	537.0	345.2	450.3	30%	-8%
Leasing	310.7	331.1	373.6	372.9	387.5	4%	25%
Total credit w/ f. trusts and leasing	6,810.9	7,400.0	9,178.1	9,920.7	10,038.8	1%	47%

Total credit w/o liquidity administration	6,376.7	7,093.0	8,501.3	9,350.9	9,692.4	4%	52%

1Q08 Results	Page 6 of 18

PUBLIC SECTOR ASSETS

The Bank’s exposure of public sector assets (net of LEBAC / NOBAC) to total assets ratio was 7.1% in 1Q08, lower than the 7.6% posted in 1Q07 and lower than the 8% system’s average.

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I 08

LEBAC / NOBAC B.C.R.A.	3,449.7	3,670.9	3,853.6	3,268.7	3,856.3
Other	243.0	357.2	268.2	311.6	706.1
Government securities	3,692.7	4,028.1	4,121.8	3,580.3	4,562.4
Guaranteed loans	793.5	763.1	750.2	730.0	742.7
Provincial loans	1.2	0.2	0.4	0.4	0.4
Government securities loans	11.1	8.8	14.5	7.0	6.0
Loans	805.8	772.1	765.1	737.4	749.1
Purchase of government bonds	207.8	190.6	111.0	125.8	64.5
Other receivables for financial intermediation	207.8	190.6	111.0	125.8	64.5
BODEN 2007, 2008, 2012 & 2013 to collect	17.4	15.7	14.5	21.9	22.6
Other receivables	17.4	15.7	14.5	21.9	22.6

TOTAL PUBLIC SECTOR ASSETS	4,723.7	5,006.5	5,012.4	4,465.4	5,398.6

TOTAL PUBLIC SECTOR LIABILITIES	852.7	831.7	642.9	470.0	580.4

Net exposure	3,871.0	4,174.8	4,369.5	3,995.4	4,818.2

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,274.0	1,335.6	1,158.8	1,196.7	1,542.3

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	7.6%	7.4%	5.9%	6.0%	7.1%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.5%	2.8%	2.6%	3.7%	4.5%

FUNDING

Deposits

Banco Macro’s total deposit base amounted to Ps.14.6 billion, and is the most important source of funds for the Bank (78% of total liabilities).

Private sector deposits grew 28% or Ps.2.68 billion YoY, this expansion was mainly explained by growth in time deposits of 30%. Additionally, public sector deposits rose 71% or Ps.885.6 million YoY. However, sight accounts represented 54% of total deposits.

In the quarter, total deposits grew 7% led by private sector CDs.

1Q08 Results	Page 7 of 18

DEPOSITS	MACRO consolidated					Variation
In MILLION $	I 07	II 07	III 07	IV 07	I 08	Q to Q	Y to Y

Public sector	1,247.1	1,650.1	2,043.9	1,774.1	2,132.7	20%	71%

Financial sector	6.0	9.4	9.3	13.3	9.7	-27%	62%

Private sector	9,730.5	10,363.0	11,419.2	11,803.7	12,410.1	5%	28%
Current accounts	2,085.0	2,415.8	2,370.0	2,599.7	2,552.9	-2%	22%
Savings accounts	2,070.8	2,261.8	2,603.8	2,780.4	2,610.5	-6%	26%
Time deposits	5,140.8	5,176.3	5,947.8	5,907.0	6,667.4	13%	30%
Other	433.9	509.1	497.7	516.6	579.3	12%	34%
TOTAL	10,983.6	12,022.5	13,472.5	13,591.1	14,552.5	7%	32%

Other sources of funds

In 1Q08, unsubordinated corporate bonds rose by Ps.304 million YoY due to the issuance of Class 3 Notes (USD100 million peso-linked Notes -Due 2012) issued in June 2007. On a quarterly basis, this line declined by Ps.30.1 million due to Ps.20.1 million interest payments and the repurchase of unsubordinated Class 2 Notes by USD9.5 million.

OTHER FUNDING	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I 08

Central Bank	394.1	402.7	339.0	347.9	355.3
Banks and international institutions	163.7	166.1	167.6	164.8	170.5
Financing received from Argentine financial institutions	57.4	92.2	130.3	160.3	114.8
Subordinated corporate bonds	526.3	481.0	501.5	490.7	504.4
Unsubordinated corporate bonds	465.7	790.2	787.0	799.5	769.4
Shareholders´ equity	2,438.2	2,450.9	2,538.9	2,707.7	2,849.3
Total Funding	4,045.4	4,383.1	4,464.3	4,670.9	4,763.7

Banco Macro’s average cost of funds reached 5.4% as of March 2008 (20 bp lower than 4Q07) in line with the decrease of the system’s deposit interest rates.

1Q08 Results	Page 8 of 18

LIQUID ASSETS

The Bank’s liquid assets increased by 7% QoQ, and 12% YoY. During the quarter, Banco Macro increased its LEBAC/NOBAC portfolio by Ps.800.5 million and Repos rose by Ps.621.9 million, while there was a decrease in cash and loans to AAA companies.

Banco Macro’s liquid asset to deposits ratio remained at 55.2%, similar to 4Q07.

LIQUID ASSETS	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I 08

Cash	1,924.1	2,472.8	2,567.6	3,117.4	2,462.1
Guarantees for compensating chambers	149.0	156.5	154.2	186.4	178.6
Loans to AAA companies	434.2	307.0	676.8	569.9	346.4
Call	584.0	483.0	28.6	65.0	130.0
Repos	90.9	48.1	25.2	67.0	18.4
LEBAC / NOBAC	3,997.5	4,236.2	4,586.0	3,478.2	4,900.6
TOTAL	7,179.7	7,703.6	8,038.4	7,483.9	8,036.1

Liquid assets to total deposits	65.4%	64.1%	59.7%	55.1%	55.2%

SOLVENCY

In 1Q08, Banco Macro showed an excess capital of Ps.1.8 billion (higher than the required capital of Ps.1.3 billion).

The capitalization ratio was 27.3%, well above the 10.5% minimum required by the Central Bank.

The main target for the Bank’s excess capital is growth with the consequent higher leverage of its balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I08
Credit requirements	714	764	799	884	927
Market risk requirements	80	85	127	127	111
Interest rate requirements	7	6	7	102	118
Incremental requirements	73	129	18	36	148
Integrated capital	2.810	2.710	2.852	2.970	3.132
Excess capital	1.936	1.726	1.901	1.821	1.828

1Q08 Results	Page 9 of 18

ASSET QUALITY

In 1Q08, Banco Macro’s non-performing loans to total loans ratio was 1.99%, a decrease when compared with the previous quarter. This slight weakening in asset quality was expected by the Bank due to the lower growth rate of the Argentine economy and Banco Macro’s low QoQ loan expansion. Although 1Q08’s asset quality ratio continued to be relatively low, Banco Macro is committed to continue working in this area and keep excellent asset quality standards.

The coverage ratio continued at an attractive level of 128.3%.

ASSET QUALITY	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I 08
Commercial portfolio	4,537.5	4,517.6	4,981.7	5,291.3	4,908.0
Irregular	50.5	47.2	47.3	46.2	67.6
Consumer portfolio	3,778.0	4,267.4	5,057.8	5,699.6	6,054.1
Irregular	86.1	88.9	87.5	121.8	150.4
Total portfolio	8,315.5	8,785.0	10,039.5	10,990.9	10,962.1
Irregular	136.6	136.2	134.8	168.0	218.0
Irregular / Total portfolio	1.64%	1.55%	1.34%	1.53%	1.99%
Total provisions	231.8	216.9	211.8	276.0	279.6
Coverage ratio w/provisions	169.69%	159.25%	157.12%	164.29%	128.26%

1Q08 Results	Page 10 of 18

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	Macro consolidated
In MILLION $	I 07	II 07	III 07	IV 07	I 08

CER adjustable ASSETS

Guaranteed loans	792.4	760.7	749.0	728.7	742.1
Loans to the private sector	69.4	70.0	57.0	65.5	60.4
Other loans	19.6	17.0	16.1	16.0	15.7
Loans	881.4	847.7	822.1	810.2	818.2

Leasing	4.5	4.5	4.3	4.4	4.2
Other loans	12.6	12.5	12.9	13.1	12.8
Total CER adjustable assets	898.5	864.7	839.3	827.7	835.2

CER adjustable LIABILITIES
Deposits	139.8	125.6	92.9	74.6	23.2
Other liabilities for financial intermediation	434.3	441.4	379.9	205.5	210.2
Subordinated debt	2.7	2.8	2.4	2.5	2.1
Total CER adjustable liabilities	576.8	569.8	475.2	282.6	235.5

NET ASSET CER EXPOSURE	321.7	294.9	364.1	545.1	599.7

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I08

Cash	766.1	1,226.1	1,262.4	1,001.5	1,010.5
Government Securities	344.4	333.2	187.4	288.4	277.7
Loans	1,028.8	1,143.2	1,497.9	1,599.7	1,493.2
Other receivables from financial intermediation	467.9	158.9	228.0	238.1	163.6
Investments in other companies	1.6	1.3	1.3	1.3	1.3
Other loans	18.3	35.0	21.2	23.1	24.5
Other assets	0.0	0.0	19.0	20.4	52.5
TOTAL ASSETS	2,627.1	2,897.7	3,217.2	3,172.5	3,023.3
Deposits	1,770.8	1,928.6	2,089.5	2,119.2	2,121.6
Other liabilities from financial intermediation	1,104.8	863.7	901.4	984.0	880.6
Other liabilities	3.6	4.7	5.3	7.7	4.7
Subordinated corporate bonds	523.6	478.2	499.1	488.2	502.2
TOTAL LIABILITIES	3,402.8	3,275.2	3,495.3	3,599.1	3,509.1

NET FX POSITION	-775.7	-377.5	-278.1	-426.6	-485.8

1Q08 Results	Page 11 of 18

RELEVANT AND RECENT EVENTS

✓	The Shareholders´ Meeting held on April 29th, 2008, approved the cash dividend of Ps.171 million (Ps.0.25 per share) and will be paid on May 19th 2008.

1Q08 Results	Page 12of 18

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on May 9, 2008 at 12:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Financial and Investor Relations Manager). Dial in information:

(877) 718-5092 (Within the U.S.)
(719) 325-4803 (Outside the U.S.)
Conference ID: 2971848

DISCLAIMER

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Head of Investor Relations and Finance Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar
Visit the Bank’s website at http://www.macro.com.ar

1Q08 Results	Page 13 of 18

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I08

ASSETS	16,783.0	17,963.1	19,731.7	19,781.2	21,606.6
Cash	1,924.1	2,472.8	2,567.6	3,117.4	2,462.1
Government Securities	4,485.7	4,811.0	4,946.2	3,950.7	5,715.1
LEBAC/NOBAC	3,997.5	4,236.2	4,586.0	3,478.2	4,900.6
Other	488.2	574.8	360.2	472.5	814.5
Loans	7,327.5	7,799.9	9,015.9	10,009.4	10,044.8
to the non-Financial Government Sector	796.8	765.0	752.8	732.5	745.1
to the Financial Sector	635.5	544.4	80.5	161.7	183.5
to the non-financial private sector	6,104.2	6,685.0	8,376.0	9,335.6	9,339.9
-Overdrafts	1,015.3	981.5	1,437.0	1,504.7	1,259.6
-Discounted documents	575.0	638.4	947.2	1081.7	913.3
-Mortgages	447.7	477.2	575.3	619.8	621.6
-Pledges	294.1	291.7	324.3	348.0	362.7
-Consumer	1,761.8	2,167.3	2,763.2	3,207.5	3,521.8
-Credit cards	538.0	589.6	635.6	722.0	780.6
-Other	1,379.2	1,441.1	1,584.9	1,719.0	1,741.4
- Less: int. doc., cotiz dif.	93.1	98.2	108.5	132.9	138.9
- Provisions	-209.1	-194.5	-193.4	-220.4	-223.7
Other receivables from financial intermediation	1,808.2	1,549.5	1,740.5	1,226.3	1,902.8
Investments in other companies	10.4	10.8	10.4	10.4	10.4
Other receivables	187.9	233.2	265.5	254.3	257.7
Other assets	1,039.2	1,085.9	1,185.5	1,212.7	1,213.7
LIABILITIES	14,344.8	15,512.3	17,192.8	17,073.5	18,757.3
Deposits	10,983.6	12,022.6	13,472.5	13,591.1	14,552.5
From the non-financial government sector	1,247.1	1,650.2	2,043.9	1,774.1	2,132.7
From the financial sector	6.0	9.4	9.3	13.3	9.7
From the non-financial private sector	9,730.5	10,363.0	11,419.3	11,803.7	12,410.1
-Checking accounts	2,085.0	2,415.8	2,370.0	2,599.7	2,552.9
-Savings accounts	2,070.8	2,261.8	2,603.8	2,780.4	2,610.5
-Time deposits	5,140.8	5,176.3	5,947.8	5,907.0	6,667.4
-Other	433.8	509.1	497.7	516.6	579.3
Other liabilities from financial intermediation	2,480.5	2,726.6	2,858.1	2,571.0	3,197.0
Subordinated corporate bonds	526.3	481.0	501.5	490.7	504.4
Other liabilities	354.4	282.1	360.7	420.7	503.4

STOCKHOLDERS´ EQUITY	2,438.2	2,450.8	2,538.9	2,707.7	2,849.3

LIABILITIES + STOCKHOLDERS´ EQUITY	16,783.0	17,963.1	19,731.7	19,781.2	21,606.6

1Q08 Results	Page 14 of 18

QUARTERLY BALANCE SHEET	BISEL
In MILLION $	I07	II07	III07	IV07	I08

ASSETS	2,971.7	3,434.2	3,513.6	3,775.9	3,836.1
Cash	288.3	366.1	400.8	484.4	417.7
Government Securities	1,115.9	1,177.4	1,089.5	840.5	1,103.8
Loans	1,108.1	1,308.5	1,450.4	1,663.3	1,690.2
to the non-Financial Government Sector	183.5	187.4	182.7	176.8	181.3
to the Financial Sector	60.1	0.0	0.1	3.3	0.0
to the non-financial private sector	889.7	1,150.2	1,295.2	1,515.1	1,550.9
-Overdrafts	190.6	326.2	237.6	247.4	256.3
-Discounted documents	139.7	164.4	279.4	337.3	305.4
-Mortgages	64.3	68.6	89.8	103.7	104.1
-Pledges	67.6	72.9	77.7	109.7	118.2
-Consumer	149.6	202.1	284.9	344.3	383.2
-Credit cards	151.4	168.9	176.3	210.0	220.8
-Other	102.3	120.8	122.7	128.2	130.2
- Less: int. doc., cotiz dif.	24.1	26.2	26.8	34.4	32.7
- Provisions	-25.2	-29.0	-27.6	-31.8	-42.0
Other receivables from financial intermediation	302.3	401.6	368.1	572.8	404.3
Investments in other companies	1.3	1.3	1.3	1.3	1.3
Other receivables	19.8	40.8	41.9	45.6	46.5
Other assets	136.0	138.5	161.6	168.0	172.3
LIABILITIES	2,015.1	2,426.1	2,475.6	2,662.5	2,668.9
Deposits	1,556.5	1,844.9	1,951.0	1,929.9	2,065.9
From the non-financial government sector	17.0	23.6	19.7	14.7	20.4
From the financial sector	0.5	0.5	0.5	1.7	0.6
From the non-financial private sector	1,539.0	1,820.8	1,930.8	1,913.5	2,044.9
-Checking accounts	369.0	505.5	498.1	501.8	552.0
-Savings accounts	400.0	454.5	478.8	496.1	492.4
-Time deposits	699.5	786.4	877.9	836.9	916.4
-Other	70.5	74.5	76.0	78.7	84.1
Other liabilities from financial intermediation	422.8	546.9	472.6	676.5	539.5
Subordinated corporate bonds	0.0	0.0	0.0	0.0	0.0
Other liabilities	35.8	34.3	52.0	56.2	63.5

STOCKHOLDERS´ EQUITY	956.6	1,008.1	1,038.0	1,113.4	1,167.3

LIABILITIES + STOCKHOLDERS´ EQUITY	2,971.7	3,434.2	3,513.6	3,775.9	3,836.1

1Q08 Results	Page 15 of 18

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	I07	II07	III07	IV07	I08

Financial income	417.5	403.1	440.0	629.8	603.7
Interest on cash and due from banks	5.2	2.8	6.6	5.3	2.5
Interest on loans to the financial sector	10.0	12.1	5.2	4.8	2.6
Interest on overdrafts	40.0	41.2	47.5	63.9	62.2
Interest on documents	23.9	27.9	37.1	50.2	52.6
Interest on mortgages	14.3	14.8	17.6	21.4	21.3
Interest on pledges	12.2	12.0	12.5	14.7	15.2
Interest on credit cards	11.6	13.0	13.7	17.4	20.6
Interest on other loans	100.4	115.0	140.9	171.7	198.9
Income from government & private securities	126.5	86.6	84.4	191.3	139.6
Net options results	0.0	1.0	0.5	0.1	0.0
Results of guaranteed loans	8.9	8.8	14.4	2.9	9.0
Interest on other receivables from fin. intermediation	4.2	4.8	5.7	3.8	6.2
CER adjustment	24.6	16.7	6.3	30.5	22.4
CVS adjustment	0.4	0.5	0.4	0.3	0.2
Difference in Foreign Exchange	2.7	15.5	13.8	16.8	12.0
Other	32.6	30.4	33.4	34.7	38.4
Financial expense	-157.7	-169.5	-207.0	-271.1	-248.8
Interest on checking accounts	-5.3	-4.6	-5.3	-4.8	-4.0
Interest on saving accounts	-2.1	-2.3	-2.7	-4.3	-3.4
Interest on time deposits	-89.7	-97.7	-119.3	-150.7	-165.7
Interest on loans from the financial sector	-0.1	-1.0	-1.4	-2.1	-1.0
Interest on other loans from the financial sector	-0.1	0.0	0.0	-0.1	0.0
Interest on subordinated notes	-13.7	-12.5	-11.7	-12.0	-11.8
Other Interest	-3.0	-2.8	-2.6	-1.4	-2.3
Net Income from government securities	0.0	0.0	0.0	0.0	0.0
Net Income from options	-0.5	0.5	0.0	0.0	-0.3
Interest on other receivables from fin. intermediation	-9.8	-17.7	-21.6	-21.6	-23.9
CER adjustments	-15.4	-10.3	-7.6	-10.4	-11.4
Deposits guarantee fund	-4.3	-7.3	-2.5	-6.1	-6.0
Other Interest	-13.7	-13.8	-32.3	-57.6	-19.0
Net financial income	259.6	233.8	233.0	358.7	354.9
Provision for loan losses	-17.3	-14.6	-29.8	-33.0	-28.7

Fee income	146.9	153.3	168.7	193.4	196.8
Fee expense	-32.2	-32.2	-43.1	-42.8	-43.6
Net fee income	114.7	121.1	125.6	150.6	153.3

Administrative expense	-217.6	-229.0	-235.4	-275.0	-301.8
Minority interest	-0.9	-0.2	-0.4	-0.6	-0.6
Net other income	-1.2	28.1	11.6	5.7	12.8
Earnings before income tax	137.3	139.2	104.6	206.4	189.9
Income tax	-14.1	-23.9	-16.6	-37.7	-38.3

Net income	123.2	115.3	88.0	168.7	151.6

1Q08 Results	Page 16 of 18

QUARTERLY INCOME STATEMENT	BISEL
In MILLION $	I07	II07	III07	IV07	I08

Financial income	84.1	74.3	81.1	132.5	117.2
Interest on cash and due from banks	0.2	0.1	0.8	0.4	0.2
Interest on loans to the financial sector	1.2	0.6	0.0	0.0	0.0
Interest on overdrafts	10.4	10.1	9.9	11.9	12.9
Interest on documents	12.3	15.1	20.6	28.9	31.8
Interest on mortgages	2.0	2.1	2.4	3.3	3.4
Interest on pledges	2.4	2.9	2.8	4.6	5.1
Interest on credit cards	1.8	2.2	1.8	2.7	3.6
Interest on other loans	0.1	0.1	0.1	0.2	0.1
Income from government & private securities	41.9	28	31.3	65	44.6
Net options results	0.0	0.0	0.0	0.0	0.0
Results of guaranteed loans	2.3	2.3	8.0	-3.6	2.4
Interest on other receivables from fin. intermediation	0.5	0.6	0.7	0.8	0.8
CER adjustment	6.0	4.2	-3.0	10.6	5.8
CVS adjustment	0.0	0.0	0.0	0.0	0.0
Difference in Foreign Exchange	-0.3	2.3	1.6	2.9	1.3
Other	3.3	3.7	4.1	4.8	5.2
Financial expense	-23.8	-23.5	-33.6	-41.7	-32.4
Interest on checking accounts	-0.2	-0.2	-0.1	-0.2	-0.2
Interest on saving accounts	-0.5	-0.5	-0.6	-0.7	-0.7
Interest on time deposits	-11.2	-13.0	-15.2	-17.9	-18.8
Interest on loans from the financial sector	0.0	0.0	0.0	-0.1	0.0
Interest on other loans from the financial sector	0.0	-0.1	0.0	0.0	0.0
Interest on subordinated notes	0.0	0.0	0.0	0.0	0.0
Other Interest	-1.0	-0.9	-0.9	-0.8	-0.9
Net Income from government securities	0.0	0	0	0	0
Net Income from options	0.0	0.0	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	0.0	0.0	0.0	-0.1	-0.1
CER adjustments	-5.8	-4.0	-2.8	-4.0	-4.7
Deposits guarantee fund	-0.6	-0.7	-0.8	-0.8	-0.9
Other Interest	-4.5	-4.1	-13.2	-17.0	-6.1
Net financial income	60.3	50.7	47.5	90.8	84.8
Provision for loan losses	-5.7	-5.1	-6.3	-4.8	-7.8

Fee income	27.3	29.3	33.1	36.2	38.1
Fee expense	-2.7	-2.6	-4.0	-6.7	-6.1
Net fee income	24.6	26.7	29.1	29.5	32.0

Administrative expense	-44.7	-46.0	-51.2	-53.4	-62.4
Minority interest	0.0	0.0	0.0	0.0	0.0
Net other income	6.8	25.2	10.7	13.4	7.3
Earnings before income tax	41.4	51.5	29.8	75.5	53.9
Income tax	0.0	0.0	0.0	0.0	0.0

Net income	41.4	51.5	29.8	75.5	53.9

1Q08 Results	Page 17 of 18

QUARTERLY RATIOS	MACRO consolidated
	I07	II07	III07	IV07	I08

Profitability & performance
Net interest margin	7.5%	6.1%	5.8%	8.4%	7.8%
Fee income ratio	30.6%	34.1%	35.0%	29.6%	30.2%
Efficiency ratio	58.1%	64.5%	65.6%	54.0%	59.4%
Fee income as a percentage of adm expenses	52.7%	52.9%	53.4%	54.8%	50.8%
Return on average assets	3.1%	2.7%	2.0%	3.5%	3.0%
Return on average equity	21.2%	19.5%	14.5%	26.2%	22.0%
Liquidity
Loans as a percentage of total deposits	68.6%	66.5%	68.4%	75.3%	70.6%
Liquid assets as a percentage of total deposits	65.4%	64.1%	59.7%	55.1%	55.2%
Capital
Total equity as a percentage of total assets	14.5%	13.6%	12.9%	13.7%	13.2%
Regulatory capital as a percentage of risk weighted assets	30.8%	27.9%	28.1%	26.8%	27.3%
Asset Quality
Provision for loan losses over total loans	2.8%	2.4%	2.1%	2.2%	2.2%
Non-performing loans as a percentage of total loans	1.7%	1.6%	1.4%	1.6%	2.0%
Allowances as a percentage of non-performing loans	168.0%	156.7%	152.1%	138.8%	111.4%
Amparos as a percentage of average equity	3.0%	3.7%	4.5%	3.9%	3.3%

1Q08 Results	Page 18 of 18

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 8, 2008

BANCO MACRO S.A.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director